SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 16, 2003



                                 CNOOC Limited
                (Translation of registrant's name into English)
               ------------------------------------------------

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                   Form 20-F  X                Form 40-F
                              ---------                  ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)



                   Yes                         No        X
                              ---------                  ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

FOR IMMEDIATE RELEASE

                  CNOOC Appoints Veteran Oilman to Its Board

(Hong Kong, September 16, 2003) - CNOOC Limited (the "Company", NYSE: CEO,
SEHK: 883) announced today that Mr. Evert Henkes, the former CEO of Shell's ("Shell") global chemical business, has been appointed as a non-executive independent director of the Company. As an industry veteran and corporate leader, Mr. Henkes served on various executive positions in Shell worldwide.

Mr. Evert Henkes joined Shell in 1973 with a distinguished career. He was the CEO of Shell's global chemical business from 1998 to 2003 before his retirement.

The Company also announced today that Mr. Jack So Chak Kwong is departing from the board of the Company following his recent appointment as Deputy Chairman and Group Managing Director of PCCW Limited effective from 15 September 2003.

Mr. Wei Liucheng, Chairman and CEO of the Company said: "I am delighted to add an industry veteran, Mr. Evert Henkes' caliber to our board. The Company and shareholders will benefit from his experiences in the sector and successful executive career with a world-class oil company. I would also like to express our sincere appreciation to Mr. Jack So Chak Kwong for his services and valuable contributions to the Company since1999," Mr. Wei added.

Biographical details of Mr. Evert Henkes

Mr. Evert Henkes (60 years old)

Business Career

Unilever
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--UCMD trainee (1967-1970)

Norcros Ltd
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--Marketing Director  (1970-1973)

Shell
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--Marketing Manager, Temana International (1973-1981)

--Vice-President, International Marine of Shell International Trading Co. (1981-1983)

--Supplies and Trading Director, Shell Eastern Petroleum Ltd (1983-1986)

--Area Coordinator, Shell International Petroleum Company for Japan, Singapore, Australia, New Zealand (1986-1989)

--Managing Director, Shell Chemicals UK Ltd and a Managing Director of Shell UK (1989-1992)

--President, Billiton Metals and Shell's Metals Coordinator (1992-1995)

--Shell's Chemicals Coordinator and Director, Strategy & Business Services Shell International Chemicals Ltd (1995-1998)

--Shell's 1st global CEO as CEO of Shell's global chemical business and had Directorships in Regional and Global Industry bodies i.e. CEFIC and ICCA (1998-2003)

--Retired at "normal retirement date " from Shell (2003)

                                    - End -

Notes to Editors:

          CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 352,780 BOE per day for the first half of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas offshore China: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

          CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***


For further inquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn
        -------------------

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail: anne.lui@knprhk.com
        -------------------
        carol.chan@knprhk.com
        ---------------------
        maggie.chan@knprhk.com
        ----------------------

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                        CNOOC Limited


                                        By:  /s/ Cao Yunshi
                                             -----------------------------
                                               Name:  Cao Yunshi
                                               Title: Company Secretary


Dated: September 16, 2003